OMB APPROVAL
OMB Number: 3235-0080
Expires: February 28, 2009

Estimated average burden hours per response 1.00

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-09360

American Land Lease, Inc.

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

29399 U.S. Hwy 19 North, Suite 320, Clearwater, Florida 33761 (727) 726-8868

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

7.75% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17CFR240.12d2-2(a)(1)

☐	17CFR240.12d2-2(a)(2)

☐	17CFR240.12d2-2(a)(3)

☐	17CFR240.12d2-2(a)(4)

☐	Pursuant to 17CFR240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒	Pursuant to 17CFR240.12d2-2(c), the Issuer has complied with its rules to the Exchange and the requirement of 17 CFR240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, American Land Lease, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

March 6, 2009	By:	/s/ Shannon E. Smith	Chief Financial Officer and Treasurer
Date	Name:	Shannon E. Smith	Title

This voluntary delisting is the result of American Land Lease, Inc.’s (the “Company”) pending merger with GCP Sunshine Acquisition, Inc. Immediately following the merger, 100% of the common stock of the Company will be owned by GCP REIT II. Each share of the Company’s 7.75% Series A Cumulative Redeemable Preferred Stock issued and outstanding immediately prior to the effective time of the merger will remain outstanding as a share of 7.75% Series A Cumulative Redeemable Preferred Stock of the Company having the same powers, rights and preferences.

SEC1654(03-06)